Exhibit 23.1

Consent of Independent Public Accountants

         We consent to the incorporation by reference in the registration statement (No. 333-81614) on Form S-8 of VCA Antech, Inc. of our report dated August 16, 2002, except as to Note 16 as to which the date is November 7, 2002, with respect to the consolidated balance sheets of VCA Antech, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule, which report appears in the November 14, 2002 current report on Form 8-K of VCA Antech, Inc.

KPMG LLP

Los Angeles, California
November 11, 2002